Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-166805

Final Term Sheet

AMERICAN TOWER CORPORATION

December 2, 2010

Issuer:	American Tower Corporation (“AMT”)

Security Description:	Senior Notes

Principal Amount:	$1,000,000,000

Coupon:	4.500%

Maturity:	January 15, 2018

Offering Price:	99.921%

Yield to Maturity:	4.512%

Spread to Benchmark Treasury:	+215 basis points

Benchmark Treasury:	2.250%UST due November 30, 2017

Benchmark Treasury Spot and Yield:	99-09; 2.362%

Ratings (1):	Moody’s Baa3/S&P BB+/Fitch BBB-

Interest Payment Dates:	Semi-annually on January 15 and July 15 of each year, commencing on July 15, 2011

Make-whole call:	At any time at greater of Par and Make-Whole at discount rate of Treasury plus 40 basis points

Trade Date:	December 2, 2010

Settlement Date:	December 7, 2010

CUSIP/ISIN:	029912 BD3 / US029912BD34

Use of Proceeds:	We intend to use the net proceeds to, among other things, (i) finance acquisitions, including but not limited to up to $200 million for the acquisition of towers from Cell C (Pty) Limited and up to $500 million for any proposed acquisitions in Latin America, including additional tranches of tower purchases in Colombia, Peru and Chile and (ii) if the Revolving Credit Facility is used to fund acquisitions, repay the Revolving Credit Facility. Any remaining net proceeds will be used for general corporate purposes.

Capitalization:	On an “as further adjusted” basis, after giving effect to (i) the receipt of approximately $991.9 million of net proceeds from this offering, after deducting the discounts and commissions payable to the underwriters and other estimated offering expenses payable by us in order to finance acquisitions, including up to $200 million for the acquisition of towers from Cell C (Pty) Limited and up to $500 million for any proposed acquisitions in Latin America, including additional tranches of tower purchases in Colombia, Peru and Chile and (ii) if the Revolving Credit Facility is used to fund acquisitions, the use of $100 million to repay the Revolving Credit Facility.

Joint Book-Running Managers:	Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC Deutsche Bank Securities Inc. J.P. Morgan Securities LLC RBS Securities Inc.

Senior Co-Managers:	Morgan Stanley & Co. Incorporated RBC Capital Markets, LLC TD Securities (USA) LLC

Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. Mitsubishi UFJ Securities (USA), Inc. Mizuho Securities USA Inc.

(1)	These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

The information in this Term Sheet supplements the Preliminary Prospectus Supplement dated December 2, 2010 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the active joint book-running managers can arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1-877-858-5407; Credit Suisse Securities (USA) LLC at 1-800-221-1037; Deutsche Bank Securities Inc. at 1-800-503-4611; J.P. Morgan Securities LLC at 1-212-834-4533; or RBS Securities Inc. at 1-866-884-2071.